# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GameSquare Holdings, Inc., CIK 0001714562
CUSIP: 36468G202
Title of class of securities: Common Stock, par value of $0.0001
Address of issuer's principal executive offices: 6775 Cowboys Way, Ste. 1335, Frisco, Texas (TX), 75034
Date of event which requires filing of this statement: 10/26/2026
Filed by CIK 0001040463
Persons authorized to receive notices and communications: Jennifer Terrell, 3230 Camp Bowie Blvd., Suite 800, Fort Worth, Texas (TX), 76107, 817-509-3958

## Reporting persons
- John C. Goff (CIK 0001040463): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 595,686; sole dispositive power 0; shared dispositive power 595,686; aggregate amount beneficially owned 595,686 (3.3% of the class)
- Travis Goff (CIK 0001813595): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 67,142; shared voting power 0; sole dispositive power 67,142; shared dispositive power 0; aggregate amount beneficially owned 67,142 (0.4% of the class)
- John C. Goff 2010 Family Trust (CIK 0001743461): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 595,686; sole dispositive power 0; shared dispositive power 595,686; aggregate amount beneficially owned 595,686 (3.3% of the class)
- Goff Capital, Inc. (CIK 0001682344): type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 27,653; sole dispositive power 0; shared dispositive power 27,653; aggregate amount beneficially owned 27,653 (0.2% of the class)
- Goff Family Investments, LP (CIK 0001813596): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 27,653; sole dispositive power 0; shared dispositive power 27,653; aggregate amount beneficially owned 27,653 (0.2% of the class)
- JCG 2016 Management, LLC (CIK 0001687041): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 568,033; sole dispositive power 0; shared dispositive power 568,033; aggregate amount beneficially owned 568,033 (3.1% of the class)
- JCG 2016 Holdings, LP (CIK 0001687040): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 568,033; sole dispositive power 0; shared dispositive power 568,033; aggregate amount beneficially owned 568,033 (3.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value of $0.0001
Name of issuer: GameSquare Holdings, Inc.
Address of issuer's principal executive offices: 6775 Cowboys Way, Ste. 1335, Frisco, Texas (TX), 75034
Comment:
This Amendment No. 7 ("Amendment No. 7") is being filed by Goff Family Investments, LP ("Family Investments"), Goff Capital, Inc. ("Goff Capital"), John C. Goff 2010 Family Trust ("Goff Family Trust"), JCG 2016 Holdings, LP ("Holdings"), JCG 2016 Management, LLC ("Holdings GP"), Travis Goff and John C. Goff (each a "Reporting Person" and, collectively, the "Reporting Persons"), and amends and supplements the statement on Schedule 13D filed on April 20, 2023 (the "Original Schedule 13D"), as amended by Amendment No. 1 to the Original Schedule 13D, filed on October 23, 2023, Amendment No. 2 to the Original Schedule 13D, filed on March 11, 2024, Amendment No. 3 to the Original Schedule 13D, filed on August 30, 2024, Amendment No. 4 to the Original Schedule 13D, filed on March 11, 2025, Amendment No. 5 to the Original Schedule 13D, filed on August 22, 2025, and Amendment No. 6 to the Original Schedule 13D, filed on May 26, 2026 (the "Prior Amendments" and, together with the Original 13D and this Amendment No. 7, this "Schedule 13D") relating to the common stock, par value of $0.0001 (the "Common Stock"), of GameSquare Holdings, Inc. (the "Issuer").

This Amendment No. 7 is being filed to report the reduction of the percentage beneficially owned by each of the Reporting Persons below 5% solely as a result of the dilution due to the issuance of additional Common Stock by the Issuer, as announced by the Issuer on October 26, 2026 in connection with the closing of the transactions contemplated by that certain Contribution Agreement, dated Septmeber 8, 2026, by and among the Issuer and the other parties thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) - 5(b) of the Schedule 13D is hereby amended and restated to read as follows:

The response of the Reporting Persons to rows 7 through 13 on the cover pages of this Schedule 13D are incorporated by reference herein.

Holdings is the record holder of 512,812 shares of Common Stock and 55,221 warrants which are currently exercisable for Common Stock, which represents approximately 3.1% of shares of Common Stock outstanding, based on 18,131,385 shares of Common Stock of the Issuer outstanding immediately following the closing transactions contemplated by the Contribution Agreement on October 26, 2026, plus 55,221 shares of Common Stock issuable upon the exercise of the warrants held by Holdings, 675 shares of Common Stock issuable upon the exercise of warrants held by Travis Goff, and 16,415 shares of Common Stock issuable upon the exercise of options held by Travis Goff. Travis Goff is the record holder of 50,052 shares of Common Stock, options which are currently exercisable for 16,415 shares of Common Stock, and warrants which are currently exercisable for 675 shares of Common Stock, which represents approximately 0.4% of shares of Common Stock outstanding. Family Investments is the record holder of 27,653 shares of Common Stock, which represents approximately 0.2% of shares of Common Stock outstanding. Goff Capital, as general partner to Family Investments, may be deemed to beneficially own the securities held of record by Family Investments. Holdings GP, as general partner to Holdings, may be deemed to beneficially own the securities held of record by Holdings. Goff Family Trust is the sole shareholder of Goff Capital and Holdings GP and may be deemed to beneficially own the securities held of record by Holdings and Family Investments. John C. Goff is the sole trustee of the Goff Family Trust, and consequently, he may be deemed to beneficially own the securities held of record by Holdings and Family Investments. Each of Holdings, Travis Goff, Family Investments, Goff Capital, Holdings GP, Goff Family Trust and John C. Goff disclaims beneficial ownership of all such securities except to the extent of his, her or its pecuniary interest therein, if any.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On October 26, 2026, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding Common Stock as a result of the increase in the number of outstanding shares of Common Stock described in this Item 5. The filing of this Amendment No. 7 constitutes an exit filing for each of the Reporting Persons.

## Signatures
- John C. Goff: /s/ John C. Goff, John C. Goff (11/06/2026)
- Travis Goff: /s/ Travis Goff, Travis Goff (11/06/2026)
- John C. Goff 2010 Family Trust: /s/ John C. Goff, Sole Trustee (11/06/2026)
- Goff Capital, Inc.: /s/ John C. Goff, Chief Executive Officer (11/06/2026)
- Goff Family Investments, LP: /s/ John C. Goff, Chief Executive Officer, Goff Capital, Inc., as General Partner (11/06/2026)
- JCG 2016 Management, LLC: /s/ John C. Goff, Chief Executive Officer (11/06/2026)
- JCG 2016 Holdings, LP: /s/ John C. Goff, Chief Executive Officer, JCG 2016 Management, LLC, as General Partner (11/06/2026)